

January 28, 2013

Via E-Mail
Mr. Arvind Dharia
Chief Financial Officer
Steven Madden, Ltd.
52-16 Barnett Avenue
Long Island City, NY 11104

> **Re:     Steven Madden, Ltd.**
> **Form 10-K for the Fiscal Year Ended December 31, 2011**
> **Filed February 29, 2012**
> **Response dated January 23, 2013**
> **File No. 000-23702**

Dear Mr. Dharia:

We have reviewed your filing and response and have the following comment.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to this comment, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2011

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 23

Results of Operations, page 26

Year Ended December 31, 2011 vs. Year Ended December 31, 2010, page 26

1.      Your response states the majority of costs you incur to open new stores is capitalized and amortized over the useful life of the asset or the lease term. Tell us the nature of the costs incurred for opening stores; quantify the amounts incurred for each period presented, your basis for capitalizing and how you considered ASC 720-15-25-1.

You may contact Brian McAllister, Staff Accountant at (202) 551-3341or Melissa N. Rocha, Accounting Branch Chief at (202) 551-3854 if you have questions regarding the comments.  Please contact me at (202) 551-3871 with any other questions.

Sincerely,

/s/Tia L. Jenkins

Tia L. Jenkins
Senior Assistant Chief Accountant
Office of Beverages, Apparel, and Mining